Bioheart, Inc.

13794 NW 4th Street, Suite 212

Sunrise, Florida 33325

February 3, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Attention:  Mr. Jeffrey P. Riedler

RE:

Bioheart, Inc.

Registration Statement on Form S-1

Filed January 19, 2012

File No. 333-179096

Dear Mr. Riedler:

The following are responses of Bioheart, Inc. (the “Company”) to the corresponding numbered comments in the January 30, 2012 letter (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”).  After discussion with Ms. Crotty of your office, to facilitate your review of our response, the pages of the Registration Statement that require revision ("Marked Pages"), marked to show the revisions that are responsive to the Comment Letter, together with the Standby Equity Distribution Agreement and Registration Rights Agreement that will be filed as exhibits to Amendment No. 1 to the Registration Statement (“Amendment No. 1”), are submitted with this letter.  The “February __, 2012” dates will be filled in when the Marked Pages are incorporated into Amendment No. 1 to reflect the filing date of Amendment No. 1.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s response is set forth below the comment.

General

1.

In view of the large number of-shares offered by the selling stockholder in relation to the number of outstanding shares of common stock held by non-affiliates of the company, we view the transaction to be a primary offering. Accordingly, you must reduce the size of the offering or it cannot proceed on an at-the-market basis. If you do not reduce the size of the offering, you must set a fixed price (or the shares to be offered.

Response: Currently, we have 110,000,454 shares of common stock outstanding, of which 78,493,651 shares of common stock are held by non-affiliates.  Amendment No. 1 will reflect that the size of the offering has been reduced to 25,000,000 shares of common stock, which is less than 1/3rd of the unaffiliated public float.

2.

Please file a copy of the Standby Equity Distribution Agreement as an exhibit to the registration statement. Please note that we may have additional comments once we have reviewed the agreement.

Response:  A copy of the Standby Equity Distribution Agreement is enclosed herewith and will be filed as an exhibit to Amendment No. 1 as exhibit no. 10.76.

Selling Stockholder, page 18

3.

We note that the amount listed in the fourth column of the selling stockholder table indicates the number of shares of common stock to be owned by the selling stockholder after the offering. The calculation appears to merely provide the sum of columns one and three of the table reflecting the number of shares owned prior to the offering plus the number of shares you are offering. Please calculate the number of shares in the fourth column assuming that the selling stockholder sells all of the shares you are registering. Please revise.

Response: Amendment No. 1 will reflect the recalculation of the selling shareholder’s shares owned after the offering. The fourth column will reflect that the selling stockholder will own 5,011,020 shares after the offering and assuming that the selling stockholder sells all of the shares being registered.

Capitalization, page 20

4.

Please delete the "Capitalization" table provided on page 20, as the information included concerns beneficial ownership rather than capitalization. Please also note that this information is inconsistent with the beneficial ownership information beginning on page 69.

Response: The “Capitalization” table provided on page 20 will be deleted from Amendment No. 1. We have confirmed as correct the beneficial ownership information beginning on page 69 of the Registration Statement and have revised the same for purposes of Amendment No. 1 based on the number of shares outstanding on February 1, 2012.

Signatures, page 88

5.

We note that your chief executive officer has signed the filing on behalf of the registrant and in his own capacities, but that the filing has not been signed by your chief financial officer and controller or principal accounting officer. Please amend your tiling to include these signatures. If Mike Tomas, the company's chief executive officer, also serves in either of these capacities, please indicate beneath his signature that he is signing the filing in the additional capacities as well. See Instruction 1 to the Signatures section of Form S1 for further information.

Response: Amendment No. 1 will contain a revised signature block for Mr. Tomas that will show his is signing in his capacity as the company's chief executive officer and in his capacity as the company’s principal accounting officer.

This will confirm that the Company understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.  Furthermore, notwithstanding the Commission’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•

            the Company is aware of is respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement;

•

            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

            the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (954) 835-1500 or our counsel, Andy Smith of Sichenzia Ross Friedman Ference LLP at (646) 810-2180.  Otherwise, I look forward to hearing that our responses are satisfactory and that we may proceed with the filing of Amendment No. 1 to the Registration Statement incorporating the edits reflected in the Marked Pages.

Sincerely,

/s/Catherine Sulawske-Guck

Catherine Sulawske-Guck

Chief Operating Officer

cc:         Andrew Smith, Esq. (Sichenzia Ross Friedman Ference LLP)

As filed with the Securities and Exchange Commission on February __ , 2012

Registration No. 333-179096

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

____________________________

Pre-Effective Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_____________________________

BIOHEART, INC.

(Exact name of Registrant as specified in its charter)

Florida	8731	65-0945967
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13794 NW 4th Street, Suite 212

Sunrise, Florida  33325

(954) 835-1500

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Mike Tomas, Chief Executive Officer

Bioheart, Inc.

13794 NW 4th Street, Suite 212

Sunrise, Florida  33325

(954) 835-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq.

Andrew Smith, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

(212) 930-9725 (fax)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	25 ,000,000 (1)	$0.04(2)	$1 ,0 00,000	$ 114.60

(1) Represents shares offered by the Selling Stockholder. Includes an indeterminable number of additional shares of Common Stock, pursuant to Rule 416 under the Securities Act, that may be issued to prevent dilution from stock splits, stock dividends or similar transaction that could affect the shares to be offered by Selling Stockholder.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(e) under the Securities Act, using the average of the high and low prices as reported on the OTCBB  marketplace on February 1 , 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The Selling Stockholder may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED FEBRUARY __ , 2012

BIOHEART, INC.

25 ,000,000 Shares of Common Stock

This prospectus relates to the public offering of up to 25 ,000,000 shares of Bioheart, Inc.’s $0.001 par value per share common stock (the "Common Stock") by Greystone Capital Partners (“GCP”) or any of GCP’s pledgees, assignees or successors-in-interest (each a “Selling Stockholder”). The Securities and Exchange Commission (“SEC”) may take the view that, under certain circumstances, any broker-dealers or agents that participate with the Selling Stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. GCP has informed us that it is an “underwriter” within the meaning of the Securities Act. The Selling Stockholder may sell Common Stock from time to time in the principal market on which the Registrant’s Common Stock is quoted and traded at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of those shares being sold by the Selling Stockholder. We will pay the expenses of registering these shares.

The Common Stock is quoted on the Over-The-Counter Bulletin Board and trades under the symbol “BHRT”.  The last reported sale price of the Common Stock on the Over-the-Counter Bulletin Board on February 1 , 2012 was $0.0 4 per share.

The Selling Stockholder is offering these shares of Common Stock. The Selling Stockholder may sell all or a portion of these shares from time to time in market transactions through any market on which the Common Stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholder will receive all proceeds from such sales of the Common Stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Investing in these securities involves significant risks.  See "Risk Factors" beginning on page 9.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February __ , 2012.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of when the time of delivery of this prospectus or the sale of any Common Stock occurs. The Selling Stockholder may not sell the securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the Common Stock in any jurisdiction in which the offer or sale is not permitted.

BIOHEART, INC.

You may only rely on the information contained in this prospectus or that we have referred you to via this prospectus. We have not authorized anyone to provide you with different or further information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained herein by reference thereto in this prospectus is correct as of any time after its date.

Trading Market

Our common stock, par value $0.001 per share, commenced trading on February 19, 2008, on the NASDAQ Global Market under the symbol “BHRT”. Effective June 11, 2008, we transferred the listing of our common stock to the NASDAQ Capital Market and then, during the course of 2009 our stock was delisted from NASDAQ and commenced quotation on the Over the Counter Bulletin Board under the symbol “BHRT.OB”.

Corporate Information

We were incorporated in Florida in 1999 under the name Bioheart, Inc. and continue to be a Florida corporation.

Our principal executive offices are located at 13794 NW 4th Street, Suite 212, Sunrise, Florida  33325.  Our telephone number is (954) 835-1500.

Our website address is www.bioheartinc.com. Our website and the information contained on our website are not incorporated into this prospectus or the Registration Statement of which it forms a part. Further, our references to the URLs for our website are intended to be inactive textual references only.

This Offering

This prospectus relates to a total of up to 25 ,000,000 shares of Common Stock of Bioheart, Inc. offered by the Selling Stockholder. The Selling Stockholder owns 215,000 shares of the Company’s common stock as of the date hereof that are not being included in this registration statement.  The shares being registered are those 25 ,000,000 shares that may be issued to the Selling Stockholder under the New SEDA (as that term is defined below).

November 2011 Standby Equity Distribution Agreement

On November 2, 2011, the Company entered into a Standby Equity Distribution Agreement (the "SEDA") with Greystone Capital Partners, or “GCP”. Pursuant to the SEDA’s terms the Company may, at its sole discretion and upon giving written notice to GCP, each an “Advance Notice”, periodically sell shares of its Common Stock to GCP. For each share of Common Stock purchased under the SEDA, GCP will pay to the Company an amount, referred to as the “Purchase Price”, that is eighty percent (80%) of the lowest daily volume weighted average price of the Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days (as such term is defined in the SEDA) immediately subsequent to the date of the relevant Advance Notice. The Company is not obligated to sell any shares of Common Stock to GCP but may, over the term of the SEDA and in its sole discretion, sell to GCP that number of shares of Common Stock valued at the Purchase Price from time to time in effect that equals up to three million dollars ($3,000,000) in the aggregate. GCP's obligation to purchase shares of Common Stock under the SEDA is subject to certain conditions, including (i) the Company obtaining an effective registration statement for the shares of Common Stock sold under the SEDA, or the “Registration Statement”, (ii) periodic sales of shares of Common Stock to GCP must be separated by a time period equal to five Trading Days, and (iii) the amount of any individual periodic sale designated by the Company in any Advance Notice shall not exceed fifty percent (50%) of the average weekly volume of shares of Common Stock traded during the two (2) week period immediately prior to an Advance Notice, where a “week” is five (5) consecutive Trading Days.

The 25 ,000,000 shares of Common Stock included in this prospectus represent only the 25 ,000,000 shares issuable under the SEDA or,  the “Resale Shares” and do not include any of the shares owned by the Selling Shareholder as of the date hereof. The SEDA automatically expires on the first day of the month next following the 24-month anniversary of the date on which the SEC first declares effective this Registration Statement registering the Resale Shares. Contemporaneously with the SEDA, the Company entered into a Registration Rights Agreement with GCP requiring this registration of the common stock to be sold to GCP pursuant to the SEDA.

Summary of the Offering

Common Stock outstanding prior to the offering	110.000,454 (1)

Common Stock offered by the Selling Stockholder	Up to 25 ,000,000 shares

Common Stock to be outstanding after the offering	Up to 135, 000,454 shares (2)

Use of proceeds	We will not receive any proceeds from the resale by the Selling Stockholder of the Common Stock hereunder. See “Use of Proceeds” for a complete description.

OTCBB symbol	BHRT.OB

Risk factors	See “Risk Factors” beginning on page 9 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)

Based on 110,000,454 shares outstanding on February 1, 201 2 .

(2)

The number of shares to be outstanding after this offering excludes the following:

Approximately 4,796,020 shares of common stock issuable upon the conversion of existing convertible debt. Assumes conversion price of $0.045 subject to express limitations on conversion.

32,610,075 shares of common stock issuable upon the exercise of outstanding warrants.

4,636,318 shares of common stock issuable upon the exercise of outstanding stock options.

Use of proceeds

We will not receive any of the proceeds resulting from the sale of the shares of Common Stock held by the Selling Stockholder.

Potential Dilution as a result of an increase to authorized common stock

Our Articles of Incorporation authorize us to issue up to 195,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. As of February 1 , 201 2 , there were 110,000,454 shares of our common stock issued and outstanding and 42,042,413 shares of our common stock issuable in connection with the exercise of outstanding warrants, exercise of outstanding stock options, or conversion of our convertible debt.  The shares of common stock registered by this registration statement represent 22.7 % of the common stock issued and outstanding as of February 1, 2012 and 16.44 % of the total number of shares common stock issued and issuable as of February 1, 2012, and 31.85% of the shares of common stock outstanding on February 1, 2012 held by non-affiliates.

The Selling Stockholder may have substantial influence over our business and affairs.

As of February 1, 2012 , the Selling Stockholder beneficially owned less than 4.99% of our issued and outstanding shares of common stock. If we require the Selling Stockholder, pursuant to the SEDA, to purchase all of the shares subject to this Registration Statement, and the Selling Stockholder agrees to wave the 4.99% limitation on its ownership as holder of the company’s convertible debt, the Selling Stockholder could beneficially own approximately 27.28 % of our issued and outstanding shares of common stock and will have substantial influence over the outcome of certain matters requiring shareholder approval, including the power to, among other things:

• amend our articles of incorporation;
• elect and remove our directors and control the appointment of our senior management; and
• prevent our ability to be acquired and complete other significant corporate transactions.

Recourse against and recovery from our prior auditor may be limited.

The auditor who prepared our consolidated financial statements at December 31, 2009 and 2008, has ceased operations and has not reissued its report in this registration statement.  Accordingly, investors are cautioned that any recourse or recovery they may have against or from such auditor arising out of our consolidated financial statements at December 31, 2009 and 2008 may be limited (though any such limitation shall not have any affect upon our liability for such financial statements).

Name	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Ownership Before the Offering (1)	Number of Shares Being Offered		Shares of Common Stock Owned After the Offering(2), (3)	Percentage of Ownership After the Offering (2), (3), (4)

Greystone Capital Partners. (4)	5,011,020(4)	4.99%	25 ,000,000(5) (6)	(4)	5,011,020	4.99%_

(1) Applicable percentage ownership is based on 110,000,454 shares of Common Stock of the Company outstanding as of February 1, 2012 and on Common Stock owned by the Selling Stockholder including securities owned by the Selling Stockholder that are exercisable for or convertible into shares of Common Stock within 60 days of December 31, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock underlying securities that are currently exercisable or convertible or exercisable or convertible within 60 days of December 31, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Assumes all shares offered hereby are sold.

(3) The number of shares to be outstanding after this offering excludes the following:

32,610,075 shares of common stock issuable upon the exercise of outstanding warrants.

4,636,318 shares of common stock issuable upon the exercise of outstanding stock options.

(4) Includes approximately 4,796,020 shares of common stock issuable upon the conversion of our convertible debt. Assumes conversion price of $0.045 and subject to express limitations on conversion.

(5) GCP is the investor under the SEDA. GCP has informed us that it is an “underwriter” within the meaning of the Securities Act, and to the best of our knowledge no other underwriter or person has been engaged to facilitate the sale of shares of our Common Stock in this offering.

(6)   25 ,000,000 of the shares being registered are issuable upon our sale of Common Stock to GCP pursuant to the SEDA and does not include any of the 215,000 shares of common stock owned by GCP.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

~~CAPITALIZATION~~

~~The following table summarizes our capitalization, (a) on an actual basis as of December 31, 2011, and (b) on a pro forma as adjusted basis to reflect the proceeds we will receive from the sale of 40,000,000 shares common stock to the Selling Stockholder and registered hereby at an assumed per share sale price of $0.045  per share, after deducting the estimated offering expenses we will pay.~~

~~Shareholder name~~	~~# of shares~~	~~% Ownership~~

~~Howard Leonhardt *~~	 ~~7,877,903~~	~~8.2%~~
~~Sam Ahn~~	~~6,090,162~~	~~6.4%~~
~~Mike Tomas~~	 ~~44,738~~	~~0.0%~~
~~Catherine Sulawske-Guck*~~	 ~~39,285~~	~~0.0%~~
~~Bruce Carson~~	 ~~208,501~~	~~0.2%~~
~~William P. Murphy*~~	 ~~8,130,734~~	~~8.5%~~
~~Richard T. Spencer, III~~	 ~~18,535~~	~~0.0%~~
~~Charles A. Hart~~	~~3,583,050~~	~~3.7%~~
~~Mark P. Borman~~	 ~~23,450~~	~~0.0%~~
 ~~Others~~	 ~~69,618,433~~	~~72.8%~~
~~* Includes shares held individually and jointly held~~
 ~~Total Shares Outstanding~~	 ~~95,625,236~~	~~100.0%~~

~~Notes:~~

 ~~Outstanding stock options; weighted average~~	 ~~4,636,318~~
 ~~exercise price of $1.20 per share~~
 ~~Outstanding warrants; weighted average~~	~~32,610,075~~
 ~~exercise price of $0.86 per share~~
~~On the conversion of our convertible debt.~~
~~Assumes conversion price of $0.045 subject to express limitations on conversion~~	~~4,796,020~~

 ~~Total Potential Shares Outstanding~~	 ~~139,361,229~~

DILUTION

Purchasers of our common stock in this offering will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of common stock outstanding. Before giving effect to this offering, our pro forma net tangible book value as of September 30, 2011 was approximately ($12,993,766), or ($0.18) per share of common stock, based on 70,464,202 shares of common stock outstanding. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at September 30, 2011 before giving effect to this offering.

After giving effect to our sale of 25 ,000,000 shares in this offering, at an assumed initial public offering price of $0.04 per unit less estimated offering expenses payable by us in the approximate aggregate amount of $300,000, our pro forma as adjusted net tangible book value as of  September 30, 2011 would have been ($ 12,293,766 )  or ($0.1 3 )  per share. This represents an immediate increase in pro forma net tangible book value of $0.0 5 per share, or 72%, to existing stockholders and an immediate dilution of $0. 17 per share, or 425%, to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 40,000,000 shares in this offering at an assumed public offering price of $0.045 per share and after deducting placement agent fees and estimated offering expenses payable by us.

The following table illustrates this dilution, assuming no value is attributed to the warrants issued as part of the units, on a per share basis:

Assumed public offering per share		$ 0.04

Net tangible book value (deficit) per share before offering:	$ (0.18)

Impact on net tangible book value per share of this offering:	$ 0.0 5

Pro forma net tangible book value per share after this offering		$ (0.1 3 )

Dilution in net tangible book value per share to new investors		$ 0.1 7

Investors in this offering will be subject to increased dilution upon the conversion of our convertible debt and upon the exercise of outstanding stock options and warrants. As of September 30, 2011 our convertible debt outstanding could be converted into approximately 4,796,020 shares (Assumes conversion price of $0.04 subject to express limitations on conversion) of our common stock, and stock options and warrants outstanding that are exercisable represented, in the aggregate, approximately an additional 18,819,386.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 1 , 201 2 with respect to beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our directors and executive officers and by all of the directors and executive officers as a group. Unless otherwise indicated, the address of each of the persons below is c/o Bioheart, Inc., 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325. Unless otherwise indicated in the footnotes, shares are owned of record and beneficially by the person.

For purposes of the following table, a person is deemed to be the beneficial owner of any shares of common stock (a) over which the person has or shares, directly or indirectly, voting or investment power, or (b) of which the person has a right to acquire beneficial ownership at any time within 60 days after February 1 , 201 2 . “Voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mike Tomas, President, CEO and Director	169,738(3)	*

Howard Leonhardt, Chief Technology Officer, Director	9,443,009(4)	7.5

Catherine Sulawske-Guck, Chief Operating Officer	105,854(5)	*

Kristin Comella, Chief Scientific Officer	95,809 (6)	*

William P. Murphy, Director	13,449,236(7)	10.6

Bruce Carson, Director	559,413(8)	*

Richard T. Spencer, III, Director	446,673(9)	*

Charles A. Hart, Director	4,922,160(10)	3.9

Sam Ahn, Director	12,915,231 (11)	10.2

Mark P. Borman, Director	240,485(12)	*

William P. Murphy Jr. 2000 Revocable Trust	4,806,423 (13)	3.9

Beverly P. Murphy 2000 Revocable Trust	8,139,776(14)	6.4

Beverly P. Murphy	12,946,199(15)	10.2

Brenda Leonhardt	4,991,311(16)	3.9

Greg Knutson	8,702,745(17)	6.9
All officers and directors as a group (10 persons)	42,347,608	35.1

 *   Less than 1%

(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from February 1 , 201 2 upon exercise of options, warrants and convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and that are exercisable within 60 days from February 1, 201 2 have been exercised.

(2)	Applicable percentage ownership is based on 110,000,454 shares of common stock outstanding (or entitled to be acquired) as of February 1 , 201 2 .

(3)

Shares are held by The Astri Group over which Mr. Tomas has shared voting and investment power. Includes 125,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.50 per share.

(4)

Shares are directly and jointly held by Mr. Leonhardt and his former spouse. Includes (i) 26,379 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share, (ii) 100,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.07 per share, (iii) 407,738 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $7.69 per share and (iv) an aggregate of 1,030,989 shares issuable upon the exercise of presently exercisable warrants at an average exercise price of $0.80

(5)

Shares are jointly owned by Ms. Sulawske-Guck and her spouse. Includes (i) 42,248 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.71 per share (ii) 2,584 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.74 per share, (iii) 20,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.85 per share, (iv) 5,646 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.68 per share and (v) 5,646 shares issuable upon the exercise of stock options exercisable as of February 10, 2012 at an exercise price of $0.68 per share.

(6)

Includes (i) 79,331 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.71 per share (ii) 1,478 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.74 per share and (iii) 15,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.85 per share.

(7)

Shares are directly owned by trusts controlled by Dr. Murphy and his spouse. Includes (i) 12,356 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share, (ii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share, (iii) 35,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.25 per share, (iv) 40,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.68 per share,(iv) 40,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.21 per share, (v) 300,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.07 per share, (vi) 69,503 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $7.69 per share, (vii) 42,255 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $0.85 per share, (viii) 27,000 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $0.70 per share, (ix) 3,079,540 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $0.18 per share, and (x) 1,666,670 shares issuable upon the exercise of warrants exercisable as of January 29, 2012 at an exercise price of $0.06 per share.

(8)

Consists of (i) 129,734 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share, (ii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share, (iii) 35,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.25 per share and (iv) 40,000 shares issuable upon exercise of presently exercisable stock options at an exercise price of $0.68, (v) 40,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.21 per share and (vi) 100,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.07 per share.

(9)

Includes (i) 67,957 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share, (ii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share, (iii) 35,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.25 per share, (iv) 40,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.68 per share, (v) 40,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.21 per share, (vi) 100,000 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $0.07 per share and (vii) 139,003 shares issuable upon the exercise of presently exercisable warrants at an exercise price of $7.69 per share.

Because GCP is an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the Resale Shares by the Selling Stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Resale Shares may be resold by the Selling Stockholder without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Resale Shares have been resold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Resale Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholder or any other person.  We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser of Resale Shares at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a summary of the material provisions of our Common Stock, and our restated certificate of incorporation and bylaws, all as in effect as of the date of this prospectus. You should also refer to our restated certificate of incorporation, and bylaws, which have been filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part.

Our total authorized capital stock is 200,000,000 shares of which 195,000,000 shares are Common Stock par value $0.001 per share and 5,000,000 shares are Preferred Stock par value $0.001 per share.

Common Stock

As of February 1, 2012 , there were 110,000,454 shares of Common Stock issued and outstanding.

The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by our stockholders, including the election of directors. Our stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

The holders of the Company’s Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available there for and subject to prior dividend rights of holders of any shares of our Preferred Stock which may be outstanding. Upon the Company’s liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of our Preferred Stock, if any, the holders of our Common Stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of the Company’s Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of the Company’s Common Stock are, and all shares being offered by this prospectus will be, fully paid and not liable to further calls or assessment by the Company.

In the third quarter of 2011, the Company sold 4,691,580 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Regulation D of the Act, pursuant to which the Company also issued warrants to purchase 4,550,855 shares of the Company’s common stock, for aggregate gross cash proceeds of $328,700. The warrants are (i) exercisable solely for cash at an average exercise price of $0.07 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In the fourth quarter of 2011, the Company sold 14,440,780 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Regulation D of the Act, pursuant to which the Company also issued warrants to purchase 10,404,815 shares of the Company’s common stock, for aggregate gross cash proceeds of $615,810. The warrants are (i) exercisable solely for cash at an average exercise price of $0.05 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In the first quarter of 2012, the Company sold 5,750,000 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Regulation D of the Act, pursuant to which the Company also issued warrants to purchase 5,750,000 shares of the Company’s common stock, for aggregate gross cash proceeds of $117,500. The warrants are (i) exercisable solely for cash at an average exercise price of $0.03 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In the first quarter of 2010, the Company issued 4,794,430 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Section 4(2) of the Act, in consideration for the conversion of debt held by such investors in the aggregate amount of $2,965,370.72, and in connection with such debt conversion also issued warrants to purchase 1,438,329 shares of the Company’s common stock. The warrants are (i) exercisable solely for cash at an average exercise price of $0.72 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In the second quarter of 2010, the Company issued 529,520 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Section 4(2) of the Act, in settlement of compensation due and claims alleged by such investors in the aggregate amount of $241,704.20, and in connection therewith also issued warrants to purchase 158,856 shares of the Company’s common stock. The warrants are (i) exercisable solely for cash at an average exercise price of $0.73 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In the fourth quarter of 2010, the Company issued 7,459,720 shares of restricted common stock to accredited investors in reliance upon the exemption from registration under Section 4(2) of the Act, in consideration for the conversion of debt held by such investors in the aggregate amount of $1,118,957.23, and in connection with such debt conversion also issued warrants to purchase 2,237,916 shares of the Company’s common stock. The warrants are (i) exercisable solely for cash at an average exercise price of $0.18 per share, (ii) non-transferable for six months following issuance and (iii) exercisable, in whole or in part, at any time during the period commencing on the date that is six months and one day following the date of issuance and ending on the third year anniversary of the date of issuance.

In connection with a financing provided to the Company by an accredited investor in July 2011, the Company issued  3,829,001 shares of restricted common stock  in reliance upon Section 3(a)(9) and Section 4(2) of the Act, in consideration for the conversion of debt in the aggregate amount of $140,380.21.

In connection with a financing provided to the Company by an accredited investor in August 2011, the Company issued 3,358,866 shares of restricted common stock  in reliance upon Section 3(a)(9) and Section 4(2) of the Act, in consideration for the conversion of debt in the aggregate amount of $139,728.82.

In connection with a financing provided to the Company by an accredited investor in September 2011, the Company issued 5,769,150 shares of restricted common stock  in reliance upon Section 3(a)(9) and Section 4(2) of the Act, in consideration for the conversion of debt in the aggregate amount of $139,728.82.

10.58(27)	Promissory Note for $139,728.82 with Greystone Capital Partners, dated August 1, 2011.
10.59(27)	Partial Assignment and Modification Agreement, dated August 1, 2011.
10.60(27)	Subordination Agreement, dated August 1, 2011.
10.61(27)	Promissory Note for $139,728.82 with Greystone Capital Partners, dated September 1, 2011.
10.62(27)	Partial Assignment and Modification Agreement, dated September 1, 2011.
10.63(27)	Subordination Agreement, dated September 1, 2011.
10.64(27)	Promissory Note for $139,728.82 with Greystone Capital Partners, dated October 1, 2011.
10.65(27)	Partial Assignment and Modification Agreement, dated October 1, 2011.
10.66(27)	Subordination Agreement, dated October 1, 2011.
10.67(27)	Right of First Refusal with Greystone Capital Partners dated September 28, 2011
10.68(27)	Promissory Note for $35,000 with Thalia Woods Management, Inc. dated September 28, 2011.
10.69(27)	Subordination Agreement, dated September 28, 2011
10.70(27)	Promissory Note for $139,728.82 with Greystone Capital Partners, dated November 1, 2011.
10.71(27)	Partial Assignment and Modification Agreement, dated November 1, 2011.
10.72(27)	Subordination Agreement, dated November 1, 2011.
10.73(28)	Form of Promissory Note for $139,728.82 with Greystone Capital Partners.
10.74(28)	Form of Partial Assignment and Modification Agreement.
10.75(28)	Form of Subordination Agreement.
10.76*	Standby Equity Distribution Agreement dated as of November 2, 2011.
10.77*	Registration Rights Agreement dated as of November 2, 2011.
14.1(2)	Code of Ethics for Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions
14.2(2)	Code of Business Conduct and Ethics
23.1*	Consent of RBSM LLP
23.3*	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 5.1)

*

Filed herewith

+

To be filed by amendment

**

Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on February __ , 2012.

BIOHEART, INC.

By: /s/ Mike Tomas Mike Tomas Chief Executive Officer & President And Principal Accounting Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mike Tomas his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement of the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William P. Murphy, Jr., M.D. +	Chairman of the Board	February __, 2012
William P. Murphy, Jr., M.D.

/s/ Mike Tomas	Chief Executive Officer & Director	February __, 2012
Mike Tomas
February __, 2012
/s/ Mark P. Borman +	Director
Mark Borman		February , 2012

/s/ Bruce C. Carson +	Director	February __, 2012
Bruce C. Carson
February __, 2012
/s/Howard Leonhardt +	Director
Howard Leonhardt		February __, 2012

/s/ Richard T. Spencer III +	Director	February __, 2012
Richard T. Spencer III
February __, 2012
/s/ Charles A. Hart +	Director
Charles A. Hart		February __, 2012

/s/ Samuel S. Ahn, MD, MBA +	Director	February __, 2012
Samuel S. Ahn, MD, MBA

+ /s/ Mike Tomas

Attorney-in-fact

Exhibit 10.76

 STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of November 2, 2011 (the “ Execution Date”) is between GREYSTONE CAPITAL PARTNERS, a Nevada Corporation (the “Investor”), and BIOHEART, INC., a corporation organized and existing under the laws of the State of Florida (the “Company”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to $3,000,000 of the Company’s common stock, par value $0.001 per share (the “Common Stock”); and

 WHEREAS, such offers and sales of the Common Stock by the Company, in exchange for the Commitment Amount will be made subsequent to the Effective Date (hereinafter defined) and otherwise will be made in reliance upon the provisions of Regulation D (“Regulation D”) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder (the “Securities Act”), and or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder; and

WHEREAS, any resales of the Common Stock by the Investor will be made solely pursuant to the Registration Statement.

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01

“Advance” shall mean the portion of the Commitment Amount (hereinafter defined) requested by the Company in an Advance Notice.

Section 1.02

“Advance Date” shall mean the third (3rd) Trading Day (hereinafter defined) after the applicable Advance Notice Date (hereinafter defined) for each Advance.

Section 1.03

“Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.04

“Advance Notice Date” shall mean each date the Company delivers (in accordance with of this Agreement) to the Investor an Advance Notice requiring the Investor to purchase shares of Common Stock from the Company subject to the terms of this Agreement. No Advance Notice Date shall be less than five (5) Trading Days after the prior Advance Notice Date.

Section 1.05

“Closing” shall mean any one of the closings of a purchase and sale of the Common Stock wherein the sale of Common Stock and the payment of the relevant Purchase Price (hereinafter defined) is completed pursuant to this Agreement.

Section 1.06

“Commitment Amount” shall mean the aggregate amount of up to $3,000,000 which the Investor has agreed to provide to the Company in exchange for the purchase by the Investor of the Common Stock pursuant to the terms and conditions of this Agreement.

Section 1.07

“Commitment Period” shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.02 hereof.

Section 1.08

“Common Stock” shall have the meaning set forth in the recitals of this Agreement.

Section 1.09

“Damages” shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements and costs and expenses of expert witnesses and investigation).

Section 1.10

“Effective Date” shall mean the date on which the SEC first declares effective the Registration Statement.

Section 1.11

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.12

“Investor’s Shares” shall have the meaning set forth in Section 12.04(b) of this Agreement.

Section 1.13

“Material Adverse Effect” shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

Section 1.14

“Market Price” shall mean the lowest daily VWAP of the Common Stock during a Pricing Period.

Section 1.15

“Maximum Advance Amount” shall be, for each Advance Notice, an amount equal to the product of (i) the Market Price, and (ii) a number of shares of the Common Stock equal to fifty percent (50%) of the average Weekly Volume (hereinafter defined) during the ten (10) consecutive Trading Days immediately prior to an Advance Notice Date.

Section 1.16

[reserved]

Section 1.17

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.18

“Pricing Period” shall mean the five (5) consecutive Trading Days immediately preceding an Advance Notice Date.

Section 1.19

“Principal Market” shall mean the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the American Stock Exchange, the OTC Bulletin Board or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

Section 1.20

“Purchase Price” shall be equal to eighty percent (80%) of the Market Price during the relevant Pricing Period.

Section 1.21

 “Registrable Securities” shall mean the Shares to be issued hereunder (i) in respect of which the Registration Statement has not been declared effective by the SEC, (ii) which have not been sold under circumstances meeting all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) or (iii) which have not been otherwise transferred to a holder who may trade such shares without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend.

Section 1.22

“Registration Rights Agreement” shall mean the Registration Rights Agreement dated the date hereof, regarding the filing of the Registration Statement for the resale of the Registrable Securities, entered into between the Company and the Investor.

Section 1.23

“Registration Statement” shall mean a registration statement on Form S-1 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the resale of the Registrable Securities to be registered thereunder in accordance with the provisions of this Agreement and the Registration Rights Agreement, and in accordance with the intended method of distribution of such securities), for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

Section 1.24

“Regulation D” shall have the meaning set forth in the recitals of this Agreement.

Section 1.25

“SEC” means the United States Securities & Exchange Commission.

Section 1.26

“Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.27

“Shares” shall mean the Investor’s Shares and the shares of the Common Stock to be issued to the Investor by the Company from time to time hereunder pursuant to Advances.

Section 1.28

“Trading Day” shall mean any day during which the New York Stock Exchange shall be open for business.

Section 1.29

“VWAP” means, as of any date, the daily dollar volume-weighted average price for such security on such date as reported by Bloomberg, LP through its “Historical Price Table Screen (HP)” with Market: Weighted Ave function selected, or, if no dollar volume-weighted average price is reported for such security on such date, then the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security on such date.

Section 1.30

“Weekly Volume” means the shares of the Company’s common stock traded on the Principal Market during the period of five (5) consecutive trading days immediately prior to an Advance Notice Date.

Article II. Advances

Section 2.01

Advances. Subject to the terms and conditions of this Agreement, the Company, at its sole and exclusive option may, by the delivery in the Company’s sole discretion of Advance Notices, issue and sell to the Investor and the Investor shall purchase from the Company, shares of the Common Stock.

Section 2.02

Mechanics.

(a)

Advance Notice. At any time and from time to time during the Commitment Period, the Company may, subject to the conditions set forth in this Agreement, require the Investor to purchase shares of Common Stock by delivering an Advance Notice to the Investor; provided however, that (i) the amount for each Advance as designated by the Company in the applicable Advance Notice shall not be more than the Maximum Advance Amount, and (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount. The Company acknowledges that the Investor may sell shares of the Company’s Common Stock corresponding with a particular Advance Notice after the Advance Notice is received by the Investor. No Advance Notice Date shall be less than five (5) Trading Days after the delivery date of the prior Advance Notice Date.

(b)

Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the Trading Day it is received by facsimile, email or otherwise by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding Trading Day if it is received by facsimile email or otherwise after 5:00 pm Eastern Time on a Trading Day or at any time on a day which is not a Trading Day. No Advance Notice may be deemed delivered on a day that is not a Trading Day.

Section 2.03

Closings. Each Closing shall take place on each applicable Advance Date in accordance with the procedures set forth below.  In connection with each Closing the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)

Prior to two o’clock pm, EST (1400 hours) on each Advance Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth the amount of the Advance (taking into account any adjustments pursuant thereto), the Purchase Price, the number of shares of the Common Stock to be issued and subscribed for, and a report by Bloomberg, LP indicating the VWAP for each of the Trading Days during the relevant Pricing Period, in each case taking into account the terms and conditions of this Agreement.

(b)

Upon receipt of the Settlement Document with respect to each Advance, the Company shall (i) immediately review and either approve such Settlement Document or provide any corrections to the Settlement Document (a “Corrected Settlement Document”) and return it to the Investor on such Advance Date, and (ii) along with the return of each Settlement Document or Corrected Settlement Document confirm that it has all the legal rights and power necessary for the issuance of the shares of the Common Stock applicable to such Advance and that the sale and issuance of such shares of the Common Stock shall be legally permitted by all laws and regulations to which the Company is subject or that the Company shall have the availability of exemptions therefrom.

(c)

Upon receipt of any Corrected Settlement Document pursuant to the above, the Investor shall immediately review and either approve such Corrected Settlement Document or if the Investor feels additional corrections are necessary, such Corrected Settlement Document will be promptly submitted to an independent, reputable appraiser jointly selected by the Company and the Investor. Such appraiser will review and if necessary, revise, such Corrected Settlement Document. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne equally by both parties.

(d)

Immediately after a Settlement Document or Corrected Settlement Document with respect to an Advance is deemed final, (i) the Company shall deliver to the Investor such number of shares of the Common Stock registered in the name of the Investor as shall equal (x) the amount of the Advance, divided by (y) the Purchase Price (as each of (x) and (y) are specified in such Settlement Document or Corrected Settlement Document), and (ii) upon receipt of such shares, the Investor shall deliver to the Company the amount of the Advance specified in such Settlement Document or Corrected Settlement Document by wire transfer of immediately available funds. The certificates evidencing such shares of the Common Stock delivered pursuant hereto shall be free of restrictive legends. If so indicated in the Settlement Document or Corrected Document, such shares of the Common stock shall be delivered by the Company’s transfer agent via DWAC to the Investor’s account.

(e)

On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

(f)

Each of the Company and the Investor acknowledge and agree that with respect to each Settlement Document that “time is of the essence” with respect to a Closing occurring on, or as close as possible to the, the relevant Advance Date, and with respect to each Corrected Settlement Document that “time is of the essence” with respect to a Closing occurring immediately after either (i) approval of such Corrected Settlement Document by the Investor, or (ii) receipt by the parties of the appraiser’s determination.

Section 2.04

Hardship; Penalties. In the event the Investor sells shares of the Company’s common stock after receipt of an Advance Notice and the Company fails to deliver to the Investor at the Closing the shares of the Common Stock corresponding to the applicable Settlement Document or Corrected Settlement Document pursuant to Section 2.03, the Company acknowledges that the Investor shall suffer financial hardship and therefore shall be liable for any and all losses, commissions, fees, or financial hardship caused to the Investor. If the Company does not issue to the Investor when due the shares of the Common Stock corresponding to the applicable Settlement Document or Corrected Settlement Document pursuant to Section 2.03, then the Company will pay the Investor as liquidated damages, as its sole remedy in such event, the sum of two hundred and no/100 dollars ($200.00) for each ten thousand and no/100 dollars ($10,000.00) or portion thereof of such Advance for each of the first five (5) calendar days, and four hundred and no/100 dollars ($400.00) for each calendar day thereafter that such shares of the Common Stock remain unissued.

Article III. Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and will be true and correct as of each Advance Date:

Section 3.01

Organization and Authorization. The Investor is duly incorporated or organized and validly existing in the jurisdiction of its incorporation or organization and has all requisite power and authority to purchase and hold the Shares. The decision to invest and the execution and delivery of this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by the Investor and requires no other proceedings on the part of the Investor. The Investor has the right, power and authority to execute and deliver this Agreement and all other instruments (including, without limitation, the Registration Rights Agreement), on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02

Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

Section 3.03

No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04

Investment Purpose. The Shares are being purchased by the Investor for its own account, and for investment purposes. The Investor agrees not to assign or in any way transfer the Investor’s rights to the Shares or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer except in accordance with applicable Federal and state securities laws. No other Person has or will have a direct or indirect beneficial interest in the Shares. The Investor agrees not to sell, hypothecate or otherwise transfer the Shares unless the Shares are registered under Federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Company, an exemption from such registration requirement is available.

Section 3.05

Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D of the Securities Act.

Section 3.06

Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Investor to obtain information from the Company in order to evaluate the merits and risks of this investment. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated by this Agreement.

Section 3.07

Receipt of Documents. The Investor and its counsel have received and read in their entirety: (i) this Agreement and Exhibit A annexed hereto; (ii) all due diligence and other information necessary to verify the accuracy and completeness of the representations, warranties and covenants of the Company contained in this Agreement; (iii) the Company’s reports on Form 10-K for the year ended December 31, 2010 and on Form 10-Q for the periods ended March 31, 2011, and June 30, 2011; and (iv) answers to all questions the Investor submitted to the Company regarding the Company; and the Investor has relied on the information contained therein and on its own due diligence investigation and has not been furnished any other documents, literature, memorandum or prospectus.

Section 3.08

No General Solicitation. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Shares.

Section 3.09

Not an Affiliate. The Investor is not an officer, director or a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” (as that term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.10

Trading Activities. The Investor’s trading activities with respect to the Company’s common stock is and shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market on which the Company’s common stock is listed or traded.

Article IV. Representations and Warranties of the Company

Except as stated below or in the SEC Documents (as defined herein), the Company hereby represents and warrants to, and agrees with, the Investor that the following are true and correct as of the date hereof and will be true and correct as of each Advance Date:

Section 4.01

Organization and Qualification. The Company is duly incorporated and validly existing in the jurisdiction of its incorporation and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on the Company and its subsidiary taken as a whole.

Section 4.02

Authorization, Enforcement, Compliance with Other Instruments.  (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Registration Rights Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement, the Registration Rights Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement, the Registration Rights Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement, the Registration Rights Agreement and assuming the execution and delivery thereof and acceptance by the Investor constitute together with any related agreements the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

Section 4.03

Capitalization. The authorized capital stock of the Company consists of 195,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), of which 81,791,338 shares of Common Stock and zero shares of Preferred Stock are issued and outstanding as of the Execution Date. All of such outstanding shares have been validly issued and are fully paid and nonassessable.  Except as disclosed in the SEC Documents, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in the SEC Documents, or in the capitalization table attached hereto as Exhibit B, and made a part hereof, as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or its subsidiary, or contracts, commitments, understandings or arrangements by which the Company or its subsidiary is or may become bound to issue additional shares of capital stock of the Company or its subsidiary or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or its subsidiary, (ii) there are no outstanding debt securities (iii) there are no outstanding registration statements other than on Form S-8, and (iv) there are no agreements or arrangements under which the Company or its subsidiary is obligated to include in the Registration Statement any of their securities

(except pursuant to the Registration Rights Agreement). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished to the Investor true and correct copies of the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company’s By-laws, as in effect on the date hereof (the “By-laws”), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

Section 4.04

No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation, any certificate of designation of any outstanding series of preferred stock of the Company or the By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its subsidiary is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is quoted) applicable to the Company or its subsidiary or by which any material property or asset of the Company or its subsidiary is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiary is in violation of any term of or in default under its Articles of Incorporation or By-laws, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiary. The business of the Company and its subsidiary is not being conducted in violation of any material law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or as contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations, other than the filing of the Registration Statement, which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiary are unaware of any fact or circumstance which might give rise to any of the foregoing.

Section 4.05

SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investor or its representative, or made available through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

Section 4.06

10b-5. The SEC Documents do not include any untrue statements of material fact, nor do they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 4.07

No Default. Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Certificate of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rule or regulation of any court, governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect.

Section 4.08

Intellectual Property Rights. The Company and its subsidiary own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted.  The Company and its subsidiary do not have any knowledge of any infringement by the Company or its subsidiary of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiary regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiary are unaware of any fact or circumstance which might give rise to any of the foregoing.

Section 4.09

Employee Relations. Neither the Company nor its subsidiary is involved in any labor dispute nor, to the knowledge of the Company or its subsidiary, is any such dispute threatened. None of the Company’s or its subsidiary’s employees is a member of a union and the Company and its subsidiary believe that their relations with their employees are good.

Section 4.10

Environmental Laws. The Company and its subsidiary are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

Section 4.11

Title. Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Except as set forth in the SEC Documents, any real property and facilities held under lease by the Company or its subsidiary are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiary.

Section 4.12

Insurance. The Company and its subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiary are engaged. Neither the Company nor its subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor its subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at a cost that would not have a Material Adverse Effect from similar insurers as may be necessary to continue its business.

Section 4.13

Regulatory Permits. The Company and its subsidiary possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor its subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.14

Internal Accounting Controls. The Company and its subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded amounts for assets is compared with the value of such assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.15

No Material Adverse Breaches. Except as set forth in the SEC Documents, neither the Company nor its subsidiary is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor its subsidiary is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiary.

Section 4.16

Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or the Company’s subsidiary, wherein an unfavorable decision, ruling or finding would (i) have a Material Adverse Effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein, or (iii) except as expressly disclosed in the SEC Documents, have a Material Adverse Effect.

Section 4.17

Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section 4.18

Tax Status. Except as disclosed in the SEC Documents, the Company and its subsidiary has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and its subsidiary has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim

Section 4.19

Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.20

Fees and Rights of First Refusal. The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.21

Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares for working capital and other general corporate purposes.

Section 4.22

Further Representation and Warranties of the Company. For as long as any of the Shares are owned by the Investor, the Company acknowledges, represents, warrants and agrees that it will use its best efforts to maintain the listing of its Common Stock on a Principal Market.

Section 4.23

Opinion of Counsel at Closing. Investor shall receive, on the date hereof, an opinion letter from counsel to the Company in regards to this transaction, in an agreed upon form.

Section 4.24

Dilution. The Company is aware and acknowledges that issuance of the Shares could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of Common Stock.

Section 4.25

Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if it cannot obtain an effective Registration Statement or if issuances of Common Stock pursuant to any Advances would violate any rules of the Principal Market. The Company further is aware and acknowledges that the Investor’s Shares and any fees paid pursuant to this Agreement shall be earned on the date hereof and not refundable or returnable under any circumstances.

Article V.  Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01

Indemnification.

(a)

 In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, (ii any breach of any covenant, agreement or obligation of the Company contained in this Agreement or the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby, or (iii) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(b)

 In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement, the Registration Rights Agreement, or any instrument or document contemplated hereby or thereby executed by the Investor, (ii) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement, the Registration Rights Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor, or (iii) any cause of action, suit or claim brought or made against such Company Indemnitee based on  misrepresentations or due to a breach by the Investor and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(c)

The obligations of the parties under this Section 5.01 to indemnify or make contributions to the payment and satisfaction of each of the Indemnified Liabilities shall survive the termination of this Agreement.

Article VI.
Covenants of the Company

Section 6.01

Registration Rights. The Company shall use its best efforts to cause the Registration Rights Agreement to remain in full force and effect and the Company shall comply in all material respects with the terms thereof.

Section 6.02

Listing of Common Stock. The Company shall use its best efforts to at all times maintain the Common Stock’s authorization for quotation or listing on a Principal Market.

Section 6.03

Exchange Act Registration. The Company will use its best efforts to cause its Common Stock to continue to be registered under Section 12(g) of the Exchange Act, will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Exchange Act.

Section 6.04

Transfer Agent Instructions. On the Effective Date the Company shall deliver instructions to its transfer agent to issue shares of the Common Stock to the Investor free of restrictive legends on or before the date of each Closing.

Section 6.05

Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.06

Notice of Certain Events Affecting Registration; Suspension of Right to Request an Advance. The Company will immediately notify the Investor upon its becoming aware of the occurrence of any of the following events in respect of the Registration Statement or related prospectus relating to an offering of Registrable Securities: (i) receipt from the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement of any request for additional information or for amendments or supplements to the registration statement or related prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

Section 6.07

Consolidation; Merger. The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into another Person, or transfer all or substantially all the assets of the Company to another Person (each, a “ Consolidation Event”) unless the Person surviving such merger or consolidation (if not the Company) or such acquiring entity assumes by written instrument the obligations of the Company under this Agreement.

Section 6.08

Issuance of the Company’s Common Stock. The sale of the Shares, to the extent not covered by the Registration Statement, shall be made in accordance with the provisions and requirements of Regulation D and any applicable state securities law.

Section 6.09

Review of Public Disclosures. All SEC filings (including, without limitation, all filings required under the Exchange Act, which include Forms 10-Q and 10-K and 8-K, etc) and other public disclosures made by the Company, including, without limitation, all press releases, investor relations materials, and scripts of analysts meetings and calls, shall be reviewed and approved for release by the Company’s Chief Executive Officer and, if containing financial information, the Company’s independent certified public accountants.

Section 6.10

Market Activities.

The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Stock or (ii) sell, bid for or purchase the Common Stock during the Commitment Period, or (iii) pay anyone any compensation for soliciting purchases of the Common Stock.

Section 6.11

Opinion of Counsel Concerning Resales. Provided that the Investor’s resale of Common Stock received pursuant to this Agreement may be freely sold by the Investor either pursuant to an effective Registration Statement or in accordance with Rule 144, the Company shall obtain for the Investor, at the Company’s expense, any and all opinions of counsel which may be required by the Company’s transfer agent to issue such shares free of restrictive legends, or to remove legends from such shares.

Section 6.12

Subsequent Officer/Director Registration Statements. Commencing on the Execution Date and expiring upon termination of this Agreement, the Company agrees that it will not, without the prior written consent of Investor, register for resale any shares of the common stock of the Company belonging to any Officer or Director of the Company.

Article VII.
Conditions for Advance and Conditions to Closing

Section 7.01

Conditions Precedent to the Right of the Company to Deliver an Advance Notice . The right of the Company to deliver an Advance Notice is subject to the fulfillment by the Company, on such relevant Advance Notice Date, of each of the following conditions:

(a)

Accuracy of the Company’s Representations and Warranties.  The representations and warranties of the Company shall be true and correct in all material respects (except for representations and warranties that speak as of a specific date).

(b)

Registration of the Common Stock with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock issuable pursuant to such Advance Notice, and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future. Neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to the Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC’s concerns have been addressed and the Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the Registration Statement or related prospectus shall exist.

(c)

Authority. The Company shall have obtained all permits and qualifications required by any applicable state in accordance with the Registration Rights Agreement for the offer and sale of the shares of Common Stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of Common Stock shall be legally permitted by all laws and regulations to which the Company is subject.

(d)

Fundamental Changes. There shall not exist any fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

(e)

Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Registration Rights Agreement to be performed, satisfied or complied with by the Company at or prior to each Advance Notice Date.

(f)

No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have a Material Adverse Effect.

(g)

No Suspension of Trading in or Delisting of Common Stock.  The Common Stock is trading or is quoted on a Principal Market and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on such Principal Market (and the Company believes, in good faith, that the trading or quoting of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future. The issuance of Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any notice threatening the continued listing or quotation of the Common Stock on the Principal Market.

(h)

Maximum Advance Amount. The amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.

(i)

Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock available for the issuance of all of the Shares.

(j)

Executed Advance Notice. The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Advance Notice Date.

(k)

Continuing DWAC Eligibility. The Common Stock to be issued pursuant to the Advance shall continue to be eligible for electronic transmission to and from the Company’s transfer agent through the Deposit/Withdrawal at Custodian system maintained by the Depository Trust Company.

(l)

Continuing Clearing House Acceptability. The Common Stock to be issued pursuant to the Advance shall continue to be eligible for deposit with and clearing through the Depository Trust Company or another FINRA member clearing firm without cost or expense to the investor.

Article VIII.
Due Diligence Review; Non-Disclosure of Non-Public Information

Section 8.01

Non-Disclosure of Non-Public Information.

(a)

The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review.

(b)

Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Registration Statement would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 8.01 shall be construed to mean that Persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such Persons or entities from notifying the Company of their opinion that based on such due diligence by such Persons or entities, that the Registration Statement contains an untrue statement of material fact or omits a material fact required to be stated in the Registration Statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

Article IX.
Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court for the Southern District of New York, sitting in Manhattan, New York, for the adjudication of any civil action asserted pursuant to this Agreement.

Article X. Assignment; Termination

Section 10.01

Assignment. Neither this Agreement nor any rights of the Company hereunder may be assigned to any other Person.

Section 10.02

Termination.

(a)

Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the second (2nd) anniversary of the Effective Date, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)

The Company may terminate this Agreement effective upon fifteen Trading Days’ prior written notice to the Investor; provided that (i) there are no Advances outstanding for which a Closing has not occurred, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such mutual written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any Shares and at the time of any such termination the Investor will promptly inform the Company in writing of such ownership and thereafter when it has sold all such Shares, unless all of such Shares may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend (except as provided for in the Registration Rights Agreement) or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Common Stock from, the Principal Market without listing the Common Stock on another Principal Market.

(c)

The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur, for any reason other than due to the acts of the Investor, any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of fifty (50) Trading Days during the Commitment Period, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI of this Agreement and such failure is not cured within 30 days after receipt of written notice from the Investor; provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)

Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company or the Investor to compel specific performance by the other party of its obligations under this Agreement.

Article XI. Notices

Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) if it is a notice that is not related to an Advance, upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) if it is a notice related to an Advance, upon receipt, when sent by facsimile, provided (a) the recipient of such notice acknowledges the receipt of such notice, or (b) a copy is mailed by U.S. first class mail; (iv) three (3) days after being sent by U.S. certified mail, return receipt requested, or (v) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
Attention: Chief Executive Officer
Telephone: (954) 835-1500
Facsimile: (954) 845-9976 Email: csguck@bioheart.com

With a copy to:	Sichenzia Ross Friedman Ference LLP
Att: Gregory Sichenzia 61 Broadway, 32nd Floor
New York, NY 10006
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

If to the Investor(s):	Greystone Capital Partners
1170 Kane Concourse, Suite 404 Bay Harbor, FL 33154 Attention: Bryan Collins, President
Telephone: 954-536-6491
Facsimile: 305-396-2000 Email: brc279@gmail.com

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

Article XII. Miscellaneous

Section 12.01

Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective as of the Execution Date when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional originally executed signature pages to be physically delivered to the other party within five (5) days of such delivery by facsimile transmission, though failure to deliver such copies shall not affect the validity of this Agreement.

Section 12.02

Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

Section 12.03

Reporting Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price, trading volume and the VWAP of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.04

Fees and Expenses. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby.

Section 12.05

Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any Person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 12.06

Confidentiality. If for any reason the transactions contemplated by this Agreement are not consummated, each party hereto shall keep confidential any information obtained from the other party (except information publicly available or in such party’s domain prior to the date hereof, and except as required by court order) and shall promptly return to the other party all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished to it as a result of this Agreement or in connection herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
BIOHEART, INC.

By: /s/Mike Tomas
Mike Tomas
President and Chief Executive Officer

INVESTOR:
GREYSTONE CAPITAL PARTNERS

By: /s/Bryan Collins
Name: Bryan Collins
Title: President

EXHIBIT A

ADVANCE NOTICE

BIOHEART, INC.

The undersigned, _______________________ hereby certifies, with respect to the offer and sale of shares of Common Stock of BIOHEART, INC. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to the Standby Equity Distribution Agreement (the “ Agreement”), as follows:

1.

The undersigned is the duly elected ______________ of the Company.

2.

There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

3.

The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in the Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date and Closing. All conditions to the delivery of this Advance Notice required to be satisfied by the Company are satisfied as of the date hereof.

4.

The undersigned hereby represents, warrants and covenants that the Company has made all filings (“SEC Filings”) required to be made by it pursuant to applicable securities laws (including, without limitation, all filings required under the Securities Exchange Act of 1934, which include Forms 10-Q or 10-K or 8-K, etc.). All SEC Filings and other public disclosures made by the Company, including, without limitation, all press releases, analysts meetings and calls, etc. (collectively, the “Public Disclosures”), have been reviewed and approved for release by the Company’s Chief Executive Officer and, if containing financial information, the Company’s independent certified public accountants. None of the Company’s Public Disclosures contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.

The Advance requested is _____________________.

The undersigned has executed this Advance Notice this _ day of _________________.

BIOHEART, INC.

By:

Name:

Title:

If Returning This Advance Notice via Facsimile Please Send To: 305-396-2000

If by Mail, via Federal Express To:

Greystone Capital Partners

1170 Kane Concourse, Suite 404

Bay Harbor, FL 33154

Attention: Bryan Collins, President

If by email, to:

brc279@gmail.com

EXHIBIT B

Capitalization Table

		As of
		October 31, 2011
Shares of Preferred Stock Issued & Outstanding		0
Shares of Common Stock Issued & Outstanding		81,791,338

Outstanding Warrants @	$ 0.03	1,935,490
Outstanding Warrants @	$ 0.05	1,475,000
Outstanding Warrants @	$ 0.06	3,400,020
Outstanding Warrants @	$ 0.08	1,953,235
Outstanding Warrants @	$ 0.09	55,560
Outstanding Warrants @	$ 0.10	500,000
Outstanding Warrants @	$ 0.11	454,550
Outstanding Warrants @	$ 0.13	636,365
Outstanding Warrants @	$ 0.14	209,508
Outstanding Warrants @	$ 0.15	364,302
Outstanding Warrants @	$ 0.18	3,986,705
Outstanding Warrants @	$ 0.19	1,689,375
Outstanding Warrants @	$ 0.20	58,910
Outstanding Warrants @	$ 0.22	51,390
Outstanding Warrants @	$ 0.23	62,635
Outstanding Warrants @	$ 0.25	35,715
Outstanding Warrants @	$ 0.53	1,766,585
Outstanding Warrants @	$ 0.54	56,670
Outstanding Warrants @	$ 0.55	24,000
Outstanding Warrants @	$ 0.58	28,128
Outstanding Warrants @	$ 0.59	183,672
Outstanding Warrants @	$ 0.61	24,000
Outstanding Warrants @	$ 0.64	190,002
Outstanding Warrants @	$ 0.65	538,035
Outstanding Warrants @	$ 0.66	909,090
Outstanding Warrants @	$ 0.68	79,896
Outstanding Warrants @	$ 0.70	36,435
Outstanding Warrants @	$ 0.71	848,665
Outstanding Warrants @	$ 0.73	118,400
Outstanding Warrants @	$ 0.74	76,692
Outstanding Warrants @	$ 0.77	14,061
Outstanding Warrants @	$ 0.78	84,966
Outstanding Warrants @	$ 0.79	972,318
Outstanding Warrants @	$ 0.80	153,327
Outstanding Warrants @	$ 0.82	60,882
Outstanding Warrants @	$ 0.84	25,716
Outstanding Warrants @	$ 0.85	63,804
Outstanding Warrants @	$ 0.86	20,832
Outstanding Warrants @	$ 0.89	12,972

Outstanding Warrants @	$ 0.90	18,801
Outstanding Warrants @	$ 0.95	36,078
Outstanding Warrants @	$ 1.09	5,000
Outstanding Warrants @	$ 1.24	14,562
Outstanding Warrants @	$ 1.25	3,542
Outstanding Warrants @	$ 1.60	24,810
Outstanding Warrants @	$ 1.62	34,422
Outstanding Warrants @	$ 1.81	13,433
Outstanding Warrants @	$ 1.90	12,343
Outstanding Warrants @	$ 1.93	25,633
Outstanding Warrants @	$ 1.94	9,300
Outstanding Warrants @	$ 1.97	61,562
Outstanding Warrants @	$ 1.99	3,675
Outstanding Warrants @	$ 2.05	263,157
Outstanding Warrants @	$ 2.60	38,016
Outstanding Warrants @	$ 3.60	5,000
Outstanding Warrants @	$ 4.93	100,000
Outstanding Warrants @	$ 5.67	192,834
Outstanding Warrants @	$ 6.00	40,000
Outstanding Warrants @	$ 6.56	77,000
Outstanding Warrants @	$ 7.69	2,508,448
	Total	26,645,524

Outstanding Stock Options @	$ 0.07	1,310,000
Outstanding Stock Options @	$ 0.10	1,250,000
Outstanding Stock Options @	$ 0.21	210,000
Outstanding Stock Options @	$ 0.50	500,000
Outstanding Stock Options @	$ 0.68	224,360
Outstanding Stock Options @	$ 0.71	184,580
Outstanding Stock Options @	$ 0.74	20,200
Outstanding Stock Options @	$ 0.85	70,000
Outstanding Stock Options @	$ 0.92	50,000
Outstanding Stock Options @	$ 5.25	159,500
Outstanding Stock Options @	$ 5.67	636,504
Outstanding Stock Options @	$ 7.69	39,572
Outstanding Stock Options @	$ 8.47	6,796
	Total	4,661,512

Convertible Promissory Note dated 5/16/11	$ 34,750.00
Convertible Promissory Note dated 9/28/11	$ 35,000.00
Convertible Promissory Note dated 10/1/11	$ 24,585.00
Convertible Promissory Note dated 11/1/11	$139,728.82

Total Convertible Debt	$234,063.82

Exhibit 10.77

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November 2, 2011, is between GREYSTONE CAPITAL PARTNERS, a Nevada corporation (the “Investor”), and BIOHEART, INC., a corporation organized and existing under the laws of the State of Florida (the “Company”).

WHEREAS:

A.

In connection with the Standby Equity Distribution Agreement by and between the parties hereto of even date herewith (the “Standby Equity Distribution Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Standby Equity Distribution Agreement, to issue and sell to the Investor that number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which can be purchased pursuant to the terms of the Standby Equity Distribution Agreement for an aggregate purchase price of up to $3,000,000. Capitalized terms not defined herein shall have the meaning ascribed to them in the Standby Equity Distribution Agreement.

B.

To induce the Investor to execute and deliver the Standby Equity Distribution Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.

DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

a.

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

b.

“Registration Statement” means the registration statement required to be filed hereunder and any additional registration statements contemplated by Section 2 hereof, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

c.

“Rule 415” means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

2.

REGISTRATION.

a.

Filing of a Registration Statement. The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements, on Form S-1 (or if the Company is then eligible, on Form S-3) for the resale by the Investor of the Registrable Securities. The Company in its sole discretion may choose when to file such Registration Statements, provided, however, that pursuant to the Standby Equity Distribution Agreement the Company shall not have the ability to make any Advances until the effectiveness of a Registration Statement. Each Registration Statement shall contain the “Plan of Distribution ” section in substantially the form attached hereto as Exhibit A and contain all the required disclosures set forth on Exhibit B.

b.

Maintaining a Registration Statement. The Company shall use its best efforts to cause any Registration Statement that has been declared effective to remain effective at all times until all Registrable Securities contained in such Registration Statement cease to be Registrable Securities (the “Registration Period”). Each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

c.

Filing Procedures. Prior to the filing of any Registration Statement with the SEC, the Company shall furnish a draft of such Registration Statement to the Investor for its review and comment. The Investor shall furnish comments on a Registration Statement to the Company within twenty four (24) hours of the receipt thereof.

3.

RELATED OBLIGATIONS.

a.

The Company shall, not less than three (3) business days prior to the filing of a Registration Statement and not less than one (1) business day prior to the filing of any related amendments and supplements to all Registration Statements (except for annual or quarterly reports on Forms 10-K and 10-Q, respectively), furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of the Investor, but under no circumstances shall the Investor have more than twenty four (24) hours to review the documents. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Investors shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than two (2) business days after the Investors have been so furnished copies of a Registration Statement.

b.

The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the Prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Investors true and complete copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information as to any Investor which has not executed a confidentiality agreement with the Company); and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration

2

Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company’s filing a report on Form 10-K, Form 10-Q, or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC in a timely manner, but in any event no longer than three (3) Business Days after the date on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.

c.

The Company shall furnish to the Investor without charge, (i) at least one (1) copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) 10 copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor.

d.

The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its certificate of incorporation or by-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

e.

If, pursuant to Section 3(d) above, the Company becomes aware of an event or development, the result of which causes the Prospectus included in the Registration Statement, as then in effect, to include an untrue statement of a material fact or omission, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), as promptly as practicable after becoming aware of such event or development, the Company shall notify the Investor in writing of the happening of such event or development, and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver 10 copies of such supplement or amendment to the Investor. The Company shall also promptly notify the Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Investor by facsimile on the same day of such effectiveness), and (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information..

3

f.

The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g.

If, after the execution of this Agreement, the Investor believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of the Investor, the Company shall furnish to the Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as the Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investor.

h.

If, after the execution of this Agreement, the Investor believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of the Investor, the Company shall make available for inspection by (i) the Investor and (ii)  one firm of accountants or other agents retained by the Investor (collectively, the “Inspectors”) all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree, and the Investor hereby agrees, to hold in strict confidence and shall not make any disclosure (except to an Investor) or use any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector and the Investor has knowledge. The Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

i.

The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

4

j.

The Company shall use its best efforts either to cause all the Registrable Securities covered by a Registration Statement (i) to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or to secure the inclusion for quotation on the OTC Bulletin Board for such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(j).

k.

The Company shall cooperate with the Investor, to the extent applicable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investor may reasonably request and registered in such names as the Investor may request.

l.

The Company shall use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

m.

The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

n.

Within three (3) business days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investor) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit C.

o.

The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to a Registration Statement.

4.

OBLIGATIONS OF THE INVESTOR.

a.

The Investor agrees that, upon receipt of any notice from the Company of the (i) the happening of any event or development, following which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or fails to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America, the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Investor’s receipt of written notice from the Company indicating that such event has been cured and confirming that re-sales may be made pursuant to such Registration Statement.  Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates for shares of Common Stock to a transferee of the Investor in accordance with the terms of the Standby Equity Distribution Agreement in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company described in this section and for which the Investor has not yet settled.

b.

The Investor covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

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5.

EXPENSES OF REGISTRATION.

All expenses incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers, legal and accounting fees shall be paid by the Company.

6.

INDEMNIFICATION.

With respect to Registrable Securities which are included in a Registration Statement under this Agreement:

a.

To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse the Investor and each such controlling person promptly as such expenses are incurred and are due and payable, for any legal fees or disbursements or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (x) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (y) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(e); and (z) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor.

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b.

In connection with a Registration Statement, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or is based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(d), the Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investor. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to the Investor prior to the Investor’s use of the prospectus to which the Claim relates.

c.

Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the

7

Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d.

The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

e.

The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law

f.

The obligations of the parties under this Section 6 and the below Section 7 to indemnify or make contributions to the payment and satisfaction of each of the Claims shall survive the termination of this Agreement.

7.

CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8.

REPORTS UNDER THE EXCHANGE ACT.

With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration (“Rule 144 ”) the Company agrees to:

a.

make and keep public information available, as those terms are understood and defined in Rule 144;

b.

file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company’s obligations under Section 6.3 of the Standby Equity Distribution Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

c.

furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) any such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.

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9.

AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a written agreement between the Company and the Investor. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon the Investor and the Company. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

10.

MISCELLANEOUS.

a.

A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
Attention: Chief Executive Officer
Telephone: (954) 835-1500
Facsimile: 954-845-9976

With a copy to:	Sichenzia Ross Friedman Ference Anslow LLP
Attention: Gregory Sichenzia 61 Broadway
New York, NY 10006
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

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If to the Investor, to:	Greystone Capital Partners
1170 Kane Concourse, Suite 404
Bay Harbor, FL 33154
Attention: Bryan Collins
Telephone: 954-536-6491
Facsimile: 305-396-2000

Any party may change its address by providing written notice to the other parties hereto at least five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

c.

Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

d.

The corporate laws of the State of New York shall govern all issues concerning the relative rights of the Company and the Investor. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the Supreme Court of the State of New York, sitting in New York County, New York and the Federal District Court for the Southern District of New York sitting in Manhattan, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

e.

This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

f.

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

g.

This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once

10

executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

h.

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

i.

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

j.

This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

BIOHEART, INC.

By: /s/Mike Tomas
Name: Mike Tomas
Title: President & CEO

Greystone Capital Partners

By: /s/Bryan Collins
Name: Bryan Collins
Title: President

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EXHIBIT A

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the __________ or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

a combination of any such methods of sale; or

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rules 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD Rules IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-

dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXHIBIT B

OTHER DISCLOSURES

See attachment provided separately.

EXHIBIT C

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

Attention:

Re:

BIOHEART, INC.

Ladies and Gentlemen:

We are counsel to Bioheart, Inc. (the “Company”), and have represented the Company in connection with that certain Standby Equity Distribution Agreement (the “Standby Equity Distribution Agreement”) entered into by and between the Company and Greystone Capital Partners (the “Investor”) pursuant to which the Company issued to the Investor shares of its Common Stock, par value $0.001 per share (the “Common Stock”).  Pursuant to the Standby Equity Distribution Agreement, the Company also has entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ____________ ____, the Company filed a Registration Statement on Form ________ (File No. 333-_____________) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names the Investor as a selling stockholder thereunder.

In connection with the foregoing, we advise you that a member of the SEC’s staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

Very truly yours,

By: ____________________________

cc:

Greystone Capital Partners

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to Registration Statement of Bioheart, Inc. on Form S-1 of our report dated May 10, 2011appearing in the Prospectus which is part of this Registration Statement. We also consent to the reference to our firm under the heading "Experts" in such Prospectus.

/s/ RBSM LLP

New York, New York

February __ , 2012